                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K



[X]               ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                  EXCHANGE ACT OF 1934
                  FOR THE PLAN YEAR ENDED DECEMBER 31, 2002.


                                                               OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                  FOR THE TRANSITION PERIOD FROM               TO
                                                 -------------    ------------.


COMMISSION FILE NUMBER                 0-11527
                       ------------------------------.



A.         MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN




B.         MPSI SYSTEMS INC.

           4343 SOUTH 118TH EAST AVENUE

           TULSA, OKLAHOMA  74146

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

            AS OF DECEMBER 31, 2002 AND 2001, AND FOR THE YEAR ENDED
                                DECEMBER 31, 2002


                                    CONTENTS

                                                                                                              Page No.
(a)      Financial Statements:

         (1)  Report of Independent Auditors..............................................................           3

         (2)  Statements of Net Assets Available for Benefits ............................................           4

         (3)  Statement of Changes in Net Assets Available for Benefits...................................           5

         (4)  Notes to Financial Statements ..............................................................           6

         (5)  Supplemental Schedule:
                     Schedule H; Line 4i:  - Schedule of Assets (Held at End of Year).....................          10


(b)      Signatures.......................................................................................          11

(c)      Exhibits -
         23.1   Consent of Independent Auditors - Tullius Taylor Sartain & Sartain LLP
         99.1   Officer Certifications

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
MPSI Systems Inc. Matching Investment Plan

We have audited the accompanying statements of net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of MPSI Systems Inc. Matching Investment Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Tullius Taylor Sartain & Sartain LLP


Tulsa, Oklahoma
June 26, 2003

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                      DECEMBER 31, 2002     DECEMBER 31, 2001
                                      -----------------     -----------------
ASSETS
Investments, at fair value            $       3,870,434     $       4,851,764
RECEIVABLES:
   Employee contributions                        24,368                25,403
   Employer contributions                       121,082               123,277
   Accrued interest / dividends                   1,856                 1,704
                                      -----------------     -----------------
                                                147,306               150,384
                                      -----------------     -----------------

NET ASSETS AVAILABLE FOR BENEFITS     $       4,017,740     $       5,002,148
                                      =================     =================


See accompanying notes

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                   YEAR ENDED DECEMBER 31, 2002
ADDITIONS
Investment income (loss):
   Net depreciation in fair
      value of investments                                  $        (845,847)
   Interest and dividends                                              79,091


Contributions:
   Employees                                                          402,556
   Employer                                                           118,031
                                                            -----------------

Net additions                                                        (246,169)

DEDUCTIONS
   Benefit payments                                                  (738,239)

                                                            -----------------
Net decrease                                                         (984,408)

Net assets available for benefits, at beginning of year             5,002,148
                                                            -----------------


NET ASSETS AVAILABLE FOR BENEFITS, AT END OF YEAR           $       4,017,740
                                                            =================


See accompanying notes

                                MPSI SYSTEMS INC.
                            MATCHING INVESTMENT PLAN

                        NOTES TO THE FINANCIAL STATEMENTS

                                DECEMBER 31, 2002


(1)    DESCRIPTION OF THE PLAN

       The following description of MPSI Systems Inc. Matching Investment Plan ("the Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

       GENERAL

       The Plan is a defined contribution plan covering substantially all employees of MPSI Systems Inc. (the "Company"). All employees of the Company meeting eligibility requirements set forth in the Plan may participate in the Plan as of January 1 and July 1 of the Plan year following their completion of a six-month period of service and attainment of the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Effective January 1, 2002, the Plan was amended to comply with the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. Significant amended provisions include an increase in the maximum deferral percentage from 15 to 75 percent up to the IRS limit ($11,000 for 2002), an increase in the participant compensation limits eligible for contributions, and the addition of catch-up contributions for participants age 50 and older.

       CONTRIBUTIONS

       Each year, participants may contribute up to 75%, but not to exceed the IRS maximum contribution limitation, of their annual compensation, as defined by the Plan subject to certain limitations. A participant's interest in compensation deferrals and voluntary contributions is at all times fully vested. Effective January 1, 2002, the vesting schedule was changed from a five year cliff vesting schedule to a five year graded vesting schedule. After one year of service, a participant is 20% vested; two years - 40%; three years - 60%; four years - 80% and 100% after five years. A participant's interest in amounts attributable to employer contributions is fully vested when employment terminates due to (1) retirement at age 65, (2) total and permanent disability or (3) death. When a participant's employment terminates prior to meeting the above conditions, the participant is fully vested in employer contributions only if the participant either has completed five years of vesting service or has satisfied one of the Plan's grandfathered vesting rules. The remaining balance in the participant's "Company Contributions Account" is forfeited and used to reduce future Company contributions. If the participant is rehired within five years, the forfeited amounts may be restored to the participant's accounts under certain circumstances.

       The Company's accrued discretionary matching contribution is based upon a Matching Percentage applied to the participants' qualifying contributions. At its discretion, the Company may match up to 100% of the participant deferrals up to the first 6% of participant compensation.

       In 2002, the Company Match for the 2001 Plan year was made in cash and allocated to participant accounts based upon contribution elections made by each participant. The Company's matching percentage is 50 percent for Plan year 2002.

       INVESTMENT OPTIONS

       Participants may direct their employee contributions and any Company contributions into any of the investment options selected by the plan administrator. At December 31, 2002, one such investment option was the MPSI Stock Fund. However, effective February 11, 2003, Merrill Lynch Trust Company, the Plan's Trustee (the "Trustee"), advised they would no longer make purchases of MPSI stock. They will attempt to handle sale transactions but, with the limited trading potential of the stock, cannot guarantee a standard time for completion of MPSI stock sale transactions.

       PARTICIPANT LOANS

       A participant in the Plan may request a loan not in excess of the lesser of: (1) 50% of the vested account balance or (2) $50,000. A participant may have three loans outstanding at any time. The repayment terms of loans may not exceed five years except for loans used to acquire the participant's principal residence which may not exceed fifteen years. Each loan bears interest at a rate commensurate with market rates for similar loans and repayments are made by payroll deduction.

       PLAN TERMINATION

       The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. The Company has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

       PAYMENT OF BENEFITS

       On termination of service, a participant may receive a lump-sum amount equal to the vested value of his or her account, or upon death, disability or retirement, elect to receive annual installments over a ten-year period.

       Distributions are also permitted to satisfy a financial hardship, as defined by the Plan.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis of accounting.

       INVESTMENT VALUATION AND INCOME RECOGNITION

       The investment in $.05 par value Common Stock of MPSI Systems Inc. (hereinafter "Common Stock") was stated at the average bid and offer prices quoted by Pink Sheets LLC. Investments in registered investment companies are stated at published market prices which represent the net asset value of shares held by the Plan at year end. Investments in money market funds are stated at par value, which approximates fair value. Investments in common/collective trusts are valued by the Trustee of the Plan based on the fair value of the underlying assets. Participant loans are stated at cost, which approximates fair value.

       ADMINISTRATION OF THE PLAN

       Committee members are appointed by the Company to administer the Plan. The Company bears all costs associated with administering the Plan, except for minor administrative expenses paid by the Plan.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3)    INVESTMENTS

       Investments are maintained by the trustee of the Plan, Merrill Lynch Trust Company, in accordance with trust agreements.

       During 2002, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices for common stock and published market prices for registered investment companies as follows:

                                                 Net Appreciation
                                                  (Depreciation)
                                                 in Fair Value of
                                                   Investments
                                                 ----------------
Corporate bonds and notes                        $          6,347
MPSI common stock                                         (23,540)
Registered investment companies                          (828,654)
                                                 ----------------

     Total                                       $       (845,847)
                                                 ================


The fair value of investments that represent 5% or more of the Plan's net assets are as follows:

                                                 December 31,
                                                     2002
                                                ---------------
Merrill Lynch Focus Fund                        $       416,434
Merrill Lynch Global Allocation Fund                    786,313
Merrill Lynch Retirement Preservation Trust             784,133
Merrill Lynch Equity Index Trust                        426,144
Seligman Communication Fund                             202,534


                                                 December 31,
                                                     2001
                                                ---------------
Merrill Lynch Focus Fund                        $       639,699
Merrill Lynch Global Allocation Fund                    894,229
Merrill Lynch Retirement Preservation Trust             741,215
Merrill Lynch Equity Index Trust                        511,558
Oppenheimer Total Return Fund                           314,162
Seligman Communication Fund                             311,456


(4)     RELATED PARTY TRANSACTIONS

        Certain investments are shares of mutual funds managed by Merrill Lynch Trust Company ("Merrill Lynch"). Merrill Lynch is the trustee as defined by the Plan; and, therefore, these transactions qualify as party-in-interest transactions. The Company pays for the investment management fees on behalf of the Plan.

(5)     RECONCILIATION TO FORM 5500

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                           December 31,
                                                                   -----------------------------
                                                                       2002             2001
                                                                   ------------     ------------
Net assets available for benefits per the financial statements     $  4,017,740     $  5,002,148
Less: Contributions receivable                                          147,306          148,680
                                                                   ------------     ------------
Net assets available for benefits per the Form 5500                $  3,870,434     $  4,853,468
                                                                   ============     ============

        The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2002:

                                                                       December 31,
                                                                           2002
                                                                     ---------------
Net decrease in net assets available for benefits per
     the financial statements                                        $      (984,408)
Difference in contributions received                                           1,374
Difference in investment income                                                   --
Difference in benefit payments                                                    --
                `                                                    ---------------
Net decrease in net assets available for benefits per
     the Form 5500                                                   $      (983,034)
                                                                     ===============


(6)     INCOME TAX STATUS

        The Internal Revenue Service issued an opinion letter dated June 4, 2002, stating that the Non-Standardized Prototype Defined Contribution Plan sponsored by Merrill Lynch, which has been adopted by the Plan, is acceptable pursuant to Section 401 of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan continues to qualify under applicable provisions of the Code and, as a result, the related trust is exempt from taxation.

                   MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                          EIN: 73-1064024, PLAN #: 001
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                             (HELD AT END OF YEAR)
                               DECEMBER 31, 2002



(a)                  (b)                                            (c)                      (d)           (e)
                                                        Description of Investment,
     Identity of Issue, Borrower, Lessor             Including Maturity Date, Rate of                 Current
              or Similar Party                        Interest, Par or Maturity Value       Cost       Value
----------------------------------------             --------------------------------       ----   --------------
  REGISTERED INVESTMENT COMPANIES
*    Merrill Lynch Focus Fund                             46,219  Class D Shares             **    $     416,434
*    Merrill Lynch Global Allocation Fund                 68,914  Class D Shares             **          786,313
*    Merrill Lynch Corporate Bond Fund                    12,737  Class D Shares             **          150,684
*    Merrill Lynch Healthcare Fund                        25,378  Class D Shares             **          126,892
     Oppenheimer Total Return Fund                        21,332  Class A Shares             **          181,967
     AIM Balanced                                          3,242  Class A Shares             **           67,476
     AIM International Fund                                1,534  Class A Shares             **           19,612
     John Hancock Small Cap Fund                          14,129  Class A Shares             **           95,088
     Munder Net Net Fund                                  10,317  Class A Shares             **          102,862
     Alliance Premier Growth Fund                          7,278  Class A Shares             **           99,995
     Seligman Communication Fund                          12,542  Class A Shares             **          202,554
     MFS Capital Opportunity Fund                         14,627  Class A Shares             **          136,612
     Mass Investors Growth Stock Fund                     14,265  Class A Shares             **          131,672




  COMMON/COLLECTIVE TRUST
*    Merrill Lynch Retirement Preservation Trust          784,133  Units                     **          784,133
*    Merrill Lynch Equity Index Trust                       6,802  Tier I Shares             **          426,144

  COMMON STOCK
*    MPSI Systems Inc.                                    151,848  Common Shares             **           30,370

* LOANS TO PARTICIPANTS                                   Interest rates range from
                                                          5.25% to 10.5%                     --          111,577


*  Indicates party-in-Interest to the Plan.

** Investments are participant directed, thus cost information is not applicable.

                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the MPSI Systems Inc. Matching Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    MPSI SYSTEMS INC. MATCHING INVESTMENT PLAN
                                                  Name of Plan




Date:    June 27, 2003              By            /s/  Jere D. Iwata
                                       ----------------------------------------
                                                Jere D. Iwata, Chairman
                                                Administrative Committee

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
--------        ----------------------------------------------------------
23.1            Consent of Independent Auditors - Tullius Taylor Sartain &
                Sartain LLP
99.1            Officer Certifications